SECURITIES AND EXCHANGE COMMISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 02 2015
17 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/14 (MM/DD/YY) AND ENDING 3/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Twenty-First Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) — New York (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Richard K. Ainsberg — (212) 418-6017
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) — New York (City) — New York (State) — 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

AFFIRMATION

I, Robert N. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Twenty-First Securities Corporation for the year ended March 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________________ 5/29/15
Date

Robert N. Gordon
President

Subscribed and sworn to before
me on this 29th day of May 2015

____
Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/19

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

TWENTY-FIRST SECURITIES CORPORATION
(SEC I.D. No. 8-30714)

March 31, 2015

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

GrantThornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Twenty-First Securities Corporation

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Twenty-First Securities Corporation as of March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 1, 2015

TWENTY-FIRST SECURITIES CORPORATION
Statement of Financial Condition
As of March 31, 2015

ASSETS	
Cash	$ 137,190
Receivable from parent	49,945
Receivables from broker-dealers	106,611
Receivable from a related party	333,828
Deposit with Clearing Organization	100,000
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $580,844)	16,648
Other assets	191,935
Total assets	$ 936,157
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 127,789
Commissions payable	34,386
Total liabilities	162,175
STOCKHOLDER'S EQUITY	
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,545,592
Accumulated deficit	(1,821,610)
Total stockholder's equity	773,982
Total liabilities and stockholder's equity	$ 936,157

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities and Exchange Commission. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly owned by the president of the Company.

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash

Cash consists of a checking account held with one nationally recognized bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the lease or estimated useful life of the improvements.

2. INCOME TAXES

The Company is included in the Parent's consolidated Federal and combined New York State and local income tax returns. The Company computes its income tax provision on a separate-return basis.

The Company utilizes the asset and liability method for accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

As of March 31, 2015 the Company had approximately $1 million of federal net operating losses available to offset future taxable income on the consolidated return of its Parent. The net operating loss will begin to expire in the year 2029 and is the primary driver of the Company's deferred tax asset. The Company has recorded a valuation allowance against its deferred tax assets as management does not believe that it is more likely than not that the deferred tax assets will be realized.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended March 31, 2015, the Company did not have any material uncertain tax positions for which the statue of limitations remained open. Generally, the Company is not subject to examination by taxing authorities for tax years prior to 2011. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

3. COMMITMENTS

Operating Leases

The Company's current lease for its office space in New York City expires in January 2017. At March 31, 2015, future minimum payments for this lease were as follows:

Fiscal Years Ending March 31:

2016	$ 239,568
2017	180,964
Total	$ 420,532

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

4. TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES

The Company has various affiliates to which it provides operational and administrative services, such as bookkeeping and regulatory filings, at no charge. In the normal course of business, the Company advances funds to its affiliates on a noninterest-bearing basis. At March 31, 2015, the Company had a receivable from the Parent of $49,945.

Included in Receivable from a related party is a non-interest bearing advance of $206,214 payable on demand and a $66,000 note plus accrued interest at a rate of 4.46% to a senior executive of the Company payable on demand.

5. CONCENTRATIONS OF CREDIT RISK

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2015, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

6. NET CAPITAL REQUIREMENTS

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At March 31, 2015, the Company's net capital and excess net capital were $175,720 and $164,908, respectively, and the Company's aggregate indebtedness to net capital ratio was .92 to 1. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(ii).

Proprietary accounts held at the Clearing Brokers ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to agreements between the Company and the Clearing Brokers which require, among other things, for the Clearing Brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date that the financial statement was available to be issued. Other than the following disclosure, the Company has determined that there are no material events that would require disclosure in the Company's financial statement.

The receivable from parent amounting to $49,945 was paid down in April 2015.

* * * * * *

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Twenty-First Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Twenty-First Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through March 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
June 1, 2015

780 Third Avenue
New York, NY 10017

TWENTY-FIRST
SECURITIES
CORPORATION

Phone: 212 418 6000
Fax: 212 418 6038
www.twenty-first.com

EXEMPTION REPORT

Twenty-First Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period June 1, 2014 through March 31, 2015 without exception.

TWENTY-FIRST SECURITIES CORPORATION

I, Robert Gordon, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Signature [signature] 6/1/2015 Date

Robert Gordon
President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

TWENTY-FIRST SECURITIES CORPORATION
(SEC I.D. NO. 8-30714)

March 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Twenty-First Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2015, which were agreed to by Twenty-First Securities Corporation (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
June 1, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 3/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030714 FINRA MAR
TWENTY-FIRST SECURITIES CORPORATION
780 3RD AVE 24TH FL
NEW YORK NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Aissberg 212-418-6000

2. A. General Assessment (item 2e from page 2) $ 8,569

B. Less payment made with SIPC-6 filed (exclude interest) (<6,208>)

October 24, 2014
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2,361

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,361

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,361

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Twenty-First Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 29th day of May, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2014 and ending 3/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,517,465
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	89,734
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	89,734
2d. SIPC Net Operating Revenues	$ 3,427,731
2e. General Assessment @ .0025	$ 8,569

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